EXCEED COMPANY LTD. ANNOUNCES US$10 MILLION SHARE
REPURCHASE PROGRAM

Fujian, China — August 15, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), one of the leading domestic sportswear brands in China, today announced that its Board of Directors has authorized the repurchase of up to US$10 million of the Company's ordinary shares within the next 6 months using existing cash reserves. The stock repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

Commenting on the announcement, Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO said, “Recent share price movements for our company and financial market conditions overall have provided us with this opportunity to return value to our shareholders. Furthermore, we believe the authorization of the share repurchase program demonstrates our confidence in the long-term growth prospects for Exceed and the sportswear industry in China.”

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our anticipated repurchase of its ordinary shares and the manner of such repurchases. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our future actions could be materially different from a our current expectations. A number of factors could cause to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies and our financial condition. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com